Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Evergreen Resources, Inc.
Commission File No. 333-116434

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced the proposed merger of a wholly-owned subsidiary of Pioneer with and into Evergreen. Set forth below is a press release dated September 28, 2004, announcing that Pioneer and Evergreen have received the required stockholder approvals necessary to complete the merger.

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NEWS RELEASE

Investor Relations Contacts:
Susan Spratlen or Chris Paulsen (972) 444-9001

Pioneer and Evergreen Obtain Stockholder Approvals
Required for Merger

Dallas, Texas, September 28, 2004 — Pioneer Natural Resources Company (NYSE:PXD) and Evergreen Resources, Inc. (NYSE:EVG) announce that at their respective special meetings of stockholders held today, holders of approximately 76% of the total outstanding shares of Pioneer common stock voted in favor of the issuance of shares of Pioneer common stock in connection with Pioneer’s merger with Evergreen, and holders of approximately 67% of the total outstanding shares of Evergreen common stock voted to approve the merger agreement with Pioneer. In both cases, of the votes cast, over 99% were in favor of the transaction.

Pursuant to the merger, Evergreen will become a subsidiary of Pioneer and Evergreen stockholders will receive new shares of Pioneer common stock and cash.

Pioneer expects the merger to be completed later today when the required governmental filing is made in Colorado.

Pioneer Natural Resources is a large independent oil and gas exploration and production company with operations in the United States, Argentina, Canada, Equatorial Guinea, Gabon, South Africa and Tunisia. Pioneer’s headquarters are in Dallas. For more information, visit Pioneer’s website at www.pioneernrc.com.

Evergreen is an independent energy company engaged primarily in the exploration and development of unconventional natural gas properties. Evergreen is one of the leading developers of coal bed methane reserves in the United States with current operations primarily focused on developing and expanding gas reserves in the Raton Basin in southern Colorado. Evergreen’s headquarters are in Denver.

Pioneer and Evergreen have filed with the SEC a registration statement containing the joint proxy statement–prospectus used by Pioneer and Evergreen to solicit approval of its stockholders to issue additional stock in the merger and used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer has also filed other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement–prospectus regarding the proposed merger because they contain important information. You can obtain a free copy of the joint proxy statement–prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement–prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merge with Evergreen, there is no assurance that they will complete the proposed merger. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.